United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Vale on resumption of operations in Timbopeba Mine

Rio de Janeiro, April 29th, 2020 – Vale S.A. (“Vale”) informs that next week it will resume dry processing operations at the Timbopeba Mine, part of the Mariana Complex, in line with information published in its Production Report release on April 17th, 2020. After the evaluation of the plan to resume operations by the external audit retained by the Public Prosecutors’ Office of the State of Minas Gerais, Vale resumed operations of the Timbopeba mine. Operations at the Timbopeba mine had been suspended since March 2019.

Vibration tests were concluded in January 2020. It was appraised that these operations do not increase risks in the dams on the site, which enabled the restart of dry processing operations with a monthly production of around 330,000 tons of iron ore fines. Maintenance activities to ensure a safe return to operations have been successfully completed.

Wet processing activities are expected to resume in 4Q20, after the construction of a pipeline for tailings disposal at the Timbopeba pit is completed and the appraisal of the appropriate body. The resumption of wet processing activities would enable the operation to achieve its full production capacity of around 1.0 million tons per month. Vale is also evaluating alternatives to anticipate the resumption of wet processing activities.

The resumption of dry processing and the expected return of wet processing in 4Q20 are already included in Vale’s 2020 iron ore production guidance of 310-330 million tons.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 30, 2020		Head of Investor Relations